FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2025

Gratus Capital Properties Fund III, LLC

Commission File No. 024-12537

EIN No. 85-4126748

Delaware

(State or other jurisdiction of incorporation or organization)

GCPF Management LLC

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A Interests (Unit)

Class B Interests (Unit)

 (Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Gratus Capital Properties Fund III, LLC (the “Company”, “Gratus Capital Properties Fund III,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. These risk factors include, but are not limited to, the factors referenced in the Gratus Capital Properties Fund III, LLC Offering Circular filed pursuant to Regulation A, dated July 2, 2025, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 8, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

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Gratus Capital Properties Fund III, LLC

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2025

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PART II

GRATUS CAPITAL PROPERTIES FUND III, LLC

Item 1. Business

The Company

GRATUS CAPITAL PROPERTIES FUND III, LLC (the “Company”) is a limited liability company organized November 10, 2020 under the laws of Delaware and managed by GCPF Management LLC, a Delaware limited liability company (the “Manager”). The Company was organized to primarily invest directly or indirectly in real estate within the multifamily or commercial real estate segment.

The Company first Regulation A offering ran from December 2, 2021 to April 30, 2025. The Company initially offered 7,500,000 Class A and Class B Interests at between $10 and $10.6383 per Interest, depending on the sales channel and intermediaries through which the investment is made. The Company amended this offering in December 2022 and began selling Class A and Class B Interests for between $11.08 and $11.79 per Unit (depending on the intermediaries) and further amended its offering in March 2025 to sell Class A and Class B Interests for between $12.29 and $13.08 per Unit (depending on the intermediaries). On July 1, 2025, the Company began its second Regulation A offering up to $50,000,000 in Class A Interests and Class B Interests at between $12.29 and $13.08 per Interest, depending on the intermediaries through which the investment is made. As of April 1, 2026, the Company increased the price it was selling units to between $13.15 and $14.00 per Interest (depending on the intermediaries through which the investment is made). The minimum investment is $10,000. The maximum amount to be raised in this offering is $50 million.

Investors who purchase at least $500,000 in Class A Units, who purchase Units through a RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement, the Form of which is attached to as Exhibit 6.2 hereto. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Member (who is also the Company’s Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

Units are being offered through three separate channels: (1) Investors who purchase Units directly from the Company will purchase at the Base Price ($13.15) with no Commission Adjustment, and will receive Class A or Class B Units; (2) Investors who purchase Units through an investment adviser registered under the Investment Advisers Act of 1940, as amended (RIAs) and who have been advised by such adviser on an ongoing basis regarding investments other than in the Company, but do not utilize a broker-dealer, will purchase at the Base Price with no Commission Adjustment and will receive Class A Units; (3) Investors who purchase Units through a registered broker-dealer will receive Class A Units and will purchase at the Base Price plus a Commission Adjustment, calculated as described below:

The Commission Adjustment will be calculated as (100% / 100% - (Placement Fee Amount) – 1) * Base Price, rounded to the nearest cent. For example, since the Base Price for a particular transaction is $13.15, if the Placement Fee is 6%, the Commission Adjustment will be ((100/(100-6 = 94))-1) * $13.15 = $0.84, for a total cost of $13.99 per Unit, and an investor investing the minimum $10,000 will receive approximately 714 Class A Units. If the Placement Fee is 2%, the Commission Adjustment will be ((100/(100-2 = 98))-1 = ) * $13.15 = $0.27, for a total cost of $13.42 per Unit, and an investor investing the minimum $10,000 will receive approximately 745 Class A Units.

Sales commissions paid to Registered Broker-Dealers will range from 0.40% to 6.40% of gross offering proceeds depending on the sale channel utilized. The Company has and will pay additional compensation to Broker-Dealers in connection with this offering, including a $1,500 per month Platform and Syndication Fee to its Managing Broker for as long as the offering is open. Detailed information about each distribution channel and compensation paid to FINRA and FINRA members can be found in our Offering Circular, “PLAN OF DISTRIBUTION” beginning on page 23, and is incorporated by reference herein.

The Company's overall strategy is to enter joint ventures to develop new multi-family properties, capitalize on undervalued and value add multi-family properties, and acquire stabilized multi-family properties. The Company will primarily target Class A- to C+ assets in the Midwest, South and Southeast regions of the United States. However, the Company may, from time-to-time, invest in other cash flowing and potentially cash flowing multi-family, commercial (e.g., senior living, mobile home parks, self-storage, mixed use, hospitality, office and/or retail), new development properties, and single-family assets as well as real estate backed loans and other real estate backed investments anywhere in the United States when compelling opportunities arise. On February 16, 2022, the Company broke impounds and acquired its first real estate asset.

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As of March 31, 2026, the Company has raised approximately $20,378,034 through the sale of Units (including approximately $644,526.92 sold to current individuals affiliated with our Manager on the same terms as Units sold to other investors) and invested $16,924,780.65 across six new construction properties and one industrial property and has $31,170.22 in Cash (excluding cash held by subsidiary property owning entities). As of March 31, 2026, the Company holds the following real estate investments:

Property Owning Entity	Location	Acquisition Price of Company Interest	Current Company Ownership Interest
Wild Oak Group, LLC (via 29.58% ownership of Enclave OG, LLC)	Fargo, ND	$1,558,378.50	17.11%
SOCO Group II, LLC	Grand Forks, ND	$1,500,000.00	34%
Compass Apartments I, LLC*	Moorhead, MN	$3,096,000.00	51%
Current33 Apartments I, LLC*	Hastings, MN	$3,735,600.00	51%
Enclave Compass II, LLC	Moorhead, MN	$600,000.00	12.07%
Renn & Royce JV, LLC (via 49% ownership of Enclave R&R Manager, LLC)	Oakdale, MN	$1,887,271.75	4.90%
DECO Shakopee, LLC,	Maple Grove, MN	$4,547,530.40	39.97%
	Total:	$16,924,780.65

_____________

* Since the Company controls a majority of these Property Owning Entities, the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are not included in the amounts invested in real estate projects.

Wild Oak Group, LLC

Wild Oak in Fargo, ND. completed in October 2023, is a 177,011 square foot mixed-use residential building with 119 apartment homes and 14 top-floor condos, ranging from 1,200 to over 2,500 square feet located at 505 Oak St N, Fargo, ND 58102. As of March 31, 2026, the property’s apartments are 92.25% occupied and generating income. The property features premium amenities such as a community lounge with a fireplace, yoga and fitness studios, and bike storage. The development is known for its high-quality unit finishes, unique floor plans, and beautiful riverscape views. Wild Oak has sold two of the building’s 14 Condos.

Wild Oak, LLC is owned by two entities: Enclave OG, LLC, in which the Company owns a 29.58% interest, and Enclave Oak Grove OZ Fund LLC, a separate entity under common management set up to accommodate Opportunity Zone investors. This gives the Company indirect ownership of 17.11% of Wild Oak, LLC, which owns and operates the Wild Oak Property.

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SOCO Group II, LLC

SOCO Group (Ivy at SOCO) is a mixed-use residential building composed of multifamily and condominium units, located at 4177 South Columbia Road, Grand Forks, ND 58201. Ivy at SOCO consists of 74 apartment homes above 14,000 square feet of first-level retail space. Construction of Ivy at SOCO was completed in May 2023, and the property is currently cash-flowing, with reserves being kept on hand for future commissions, tenant improvement allowances and landlord's work. As of March 31, 2026 the multifamily space is 96% occupied and lease negotiations are in process for the retail space (which is currently 19% leased). Some amenities at this property include Fitness Studio, Rooftop Deck, Bike Storage, Pet Spa, In-Home Washer & Dryer, Conference & Club Rooms & Greenspace.

Compass Apartments I, LLC

Compass Apartments I is a multifamily apartment building totaling 93 studio, one-, two-, and three-bedroom units, located near the corner of 30th Ave S and 8th St S in Moorhead, MN. Construction was completed in February 2024 and the property is currently cash-flowing. As of March 31, 2026, construction of the Compass Apartments is complete, and the property is 98.9% leased. Designed in collaboration with YHR Architects, the building features a modern take on old-world charm, creating a comfortable environment with timeless appeal that’s a strong match for the location and market. Its central location offers quick access to I-94 and connectivity to the greater Fargo-Moorhead area. Some amenities at this property include outdoor courtyard with grill, patio, and fire pits, clubroom, 24/7 fitness & yoga studios, coffee & espresso bar, 24/7 minimarket, enclosed parking, bike storage, pet spa & park, connectivity to parks and trails.

Current33 Apartments I, LLC

Current33 Apartments I is a multifamily apartment building totaling 106 one-, two-, and three-bedroom units, located 255 33rd St W, Hastings, MN 55033. Construction was completed in January 2024, and the property is currently cash-flowing. As of March 31, 2026 construction is complete and the property is stabilized at 96.2% occupancy. Some of the amenities at this property include clubroom with sports simulator, pool table, fireplace, and entertainment center, outdoor community courtyard with pool and outdoor kitchen, 24/7 fitness & yoga studios, business center, 24/7 minimarket, enclosed parking, bike storage, pet spa & park.

Enclave Compass II, LLC

Enclave Compass II is an 83-unit apartment building located at 600 30th Ave S, Moorhead, MN 56560, spanning 2.5 acres. The building is located directly adjacent to Compass Apartments I and is expected to have the same location, features, and amenities. Construction was completed in October 2024, and the property is currently cash-flowing. As of March 31, 2026 construction is complete and the property is stabilized at 97.6% occupancy.

The Company purchased its 12.07% equity interest in Enclave Compass II, LLC in May 2024, contributing a total of $600,000 through November 30, 2024. The Company also paid an additional $6,710.87 to Enclave Compass II, LLC (calculated at 8% non-compounding interest on the $200,000 in uncontributed capital beginning on (June 30, 2024) to offset the financial impacts of a late contribution.

For additional information on these properties and their acquisition, see Annual Report Item 7. Financial Statements Note 5 Related Party Transactions and Note 7 Real Estate Partnership Investments, which are hereby incorporated by reference as if fully set forth herein.

Renn & Royce JV, LLC

On July 10, 2025, the company purchased its 49% equity interest of Renn & Royce Manager which owns 10% of Renn & Royce Townhomes & Apartments, resulting in 4.9% equity ownership in Oakdale Flats for $1,887,271. This acquisition was funded by the reserve cash available, no additional financing was used.

The project will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction is expected to begin in Spring 2025 and be completed by Spring 2027. Through this investment, the Company indirectly owns approximately 4.9% of the overall project.

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DECO Shakopee, LLC

On December 17, 2025, the company purchased its 30.77% equity interest in DECO Shakopee LLC (Maple Grove Industrial) for $3,500,000. This acquisition was funded by the reserve cash available, no additional financing was used.

The property consists of approximately 255,501 square feet of industrial space and is fully leased to two tenants. The leases have a weighted average remaining term of approximately seven years and include annual rent escalations averaging approximately 3.5%.

In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (attached hereto as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. The company purchased $1,047,530 against this agreement on March 31, 2026.  After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement.

Upon completion of the additional unit purchases and funding of the roof capital contribution (which the Company expects will completed with funds raised in this Offering), the Company will have invested approximately $6,570,008 (not including interest paid under the promissory note) and own approximately 52.2% of DECO Shakopee LLC.  As of March 31, 2026 the ownership purchase is 39.97% after an additional

We are currently raising capital for the Company and searching for additional properties and other real estate investment opportunities. Company investments will highly depend on the availability of properties and other real estate investments that meet our investment criteria. Note that, the Manager or its affiliates may “pre-fund” one or more real estate investments, acquiring them using its own funds so as to make that investment available to the Company and any Parallel Funds. If the Manager or its affiliates “pre-funds” one or more properties, it may charge the Company simple annualized interest of up to 10% during the time between when it purchases the property and when the Company uses its Capital to replace that “pre-funding.” Additional information can be found in our Offering Circular, “SUMMARY OF OPERATING AGREEMENT. —Parallel Funds, Special Purpose Entities and Co-Investment Opportunities, beginning on page 57.” The Manager’s affiliates have, in fact, pre-funded the Enclave OG, LLC and SOCO Group II, LLC properties into which the Company invested in February and March 2022, and these loans were subsequently repaid at 6.68% interest.

Membership Interests

The terms of the Class A and Class B Interests are governed by the Company’s Operating Agreement (“Operating Agreement”) as may be amended from time to time. The Company hopes to offer its Class A Members the opportunity to earn 80% (eighty percent) of the Class A Unit Percentage Share’s realized profits and Class B Members the opportunity to earn 70% (seventy percent) of the Class B Unit Percentage Share’s realized profits. Under the Side Letter Agreement, eligible Class A+ investors are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). The Company’s realized profits shall be distributed to the Class A Members and Class B Members in proportion to each Class’s Percentage Share and each Member’s respective Capital Contribution. Note that the Manager has discretion to reinvest what would otherwise be Distributable Cash in new or currently held Properties or other real estate backed loans and other real estate backed investments.

Further information about the rights and obligations of the Membership Interests can be found in our Offering Circular, SECURITIES BEING OFFERED AND SUMMARY OF OPERATING AGREEMENT beginning on page 54.

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Management

The Company will be owned by the Manager and Members and will have a Membership which may include, but is not limited to: individuals, individual retirement accounts, entities, trusts, banks and other financial institutions, endowments, and pension funds. The Manager will exclusively manage the Company. The Company does not have any employees but relies on services provided by the Manager and its affiliates. (See Annual Report Item 3. Directors and Officer for further information.) Further information about the rights and obligations of the Manager, including certain limitations on its liability and rights to indemnification, can be found in our Offering Circular, SECURITIES BEING OFFERED AND SUMMARY OF OPERATING AGREEMENT beginning on page 54. The Company has, and intends to continue to, hire third-party property managers to manage our properties.

The Manager and its affiliates are compensated for their services through certain Management Fees and returns on its Class C Units. See Annual Report Item 7. Financial Statements Note 5 Related Party Transactions and Annual Report Item 3. Executive Officer Compensation for further information regarding fees and compensation paid to the Manager.

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Potential conflicts of interest include, but are not limited to, the following:

•

Our Manager and its affiliates originates, offers, and manages other investment opportunities and funds outside of the Company including those that have similar investment objectives as the Company, and also may make investments in real estate assets for their own respective accounts, whether or not competitive with our business.

•	The Manager will most likely enlist the services of a third-party in order to manage our assets. The negotiation for the compensation for that third-party will be at market rates.

•

The acquisitions of investments at higher purchase prices would entitle our Manager to higher acquisition fees and asset management fees regardless of the quality or performance of the investment and, in the case of acquisitions of investments from other entities, might also entitle our Manager or its affiliates or assigns to disposition fees in connection with services for the seller.

•

We may borrow money from the Manager or affiliates of the Manager at prevailing market rates, or engage the Manager or affiliate of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with a third-party on an arm’s length basis.

•	The Manager and its affiliates are not required to devote all of their time and efforts to our affairs.

•	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length.

•	The Members may not remove the Manager.

Further information about potential conflicts of interest of our Manager can be found in our Offering Circular, RISK FACTORS beginning on page 8, where are hereby incorporated by reference herein.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Membership Interests.  More information ca be found in our Offering Circular, RISK FACTORS beginning on page 8, where are hereby incorporated by reference herein.

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Competition

The multifamily industry is highly competitive, and we face competition from many sources, including from other multifamily apartment communities both in the immediate vicinity and the geographic market where our properties are and will be located. If so, this would increase the number of units available and may decrease occupancy and unit rental rates. Furthermore, the multifamily communities we are constructing and will acquire do compete (or will compete) with numerous housing alternative in attracting residents, including owner occupied single and multifamily homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multifamily homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

Investment Company Act

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended. If at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”.

Legal Proceedings

We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of this Annual Report.

Overview

Gratus Capital Properties Fund III, LLC is a Delaware limited liability corporation that was formed to primarily invest directly or indirectly in real estate and real estate related assets located throughout the United States. On December 2, 2021, the Company began accepting subscription agreements as a part of a Regulation A offering. On February 16, 2022, the Company broke impounds and acquired its first real estate asset and went on to acquire three additional real estate assets in 2022. The Company’s assets consist of multifamily and commercial properties. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States. The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas and invest in preferred equity positions in real estate owning entities.

Of these seven properties, the Company controls a majority of Compass Apartments I, LLC and Current33 Apartments I, LLC, and so the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are represented differently from Enclave OG, LLC, SOCO Group II, LLC and Enclave Compass II, LLC, & DECO Shakopee, LLC which are accounted for as investments in real estate projects.  Renn & Royce JV, LLC was accounted for on a cost basis.

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Results of Operations

For the period ended December 31, 2025

Total income

The Company has just begun generating significant operating revenue during the period ended December 31, 2025, for the first time since inception. Total Rent collected from Compass Apartments and Current33 Apartments totaled $3,673,119 in 2025, contrasted with $1,674,158 in 2024. The operations of the partnerships where the Company holds less than a 50% ownership interest (Wild Oak, Ivy at SOCO, Enclave Compass II, LLC, and DECO Shakopee LLC) resulted in losses from unconsolidated partnership investments of $463,377 in 2025, compared to losses of $550,949 in 2024.

Total expenses

From January 1, 2025 to December 31, 2025, the Company generated operational expenses of $1,918,669 (including Asset Management Fees of $437,367) along with interest expenses of $1,545,060 and depreciation expense of $2,372,326 (almost entirely consisting of depreciation on Compass Apartments and Current33 Apartments). This compares with operational expenses of $1,293,877 (including Asset Management Fees of $97,693) along with interest expenses of $1,556,278 and depreciation expense of $2,190,818 (almost entirely consisting of depreciation on Compass Apartments and Current33 Apartments) between January 1, 2024 and December 31, 2024.

The difference in Operating Expenses was primarily represented by increase in asset management fees due to O&O expense going up $235,000 due to the new capital deployed and also growing assets under management year over year.  In addition, property taxes increased by $330,000 as several properties reached maturity

Operating expenses incurred at the Company level (i.e., excluding subsidiary operations) during fiscal year 2025 were $673,942 (consisting of General & Administrative expenses of $2,344, Management Fees of $158,859, $277,693 of O&O expense and Professional Fees of $234,707) contrasted with fiscal year 2024 operating expenses of $280,092 (consisting of General & Administrative expenses of $1,767, Management Fees of $97,693, and Professional Fees of $180,632) . The Office space and administrative services for the Company are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets & Liabilities

As of December 31, 2025, the Company had $50,672,159 in total assets and total liabilities of $35,973,849. This compares with $45,858,193 in total assets and total liabilities of $34,837,723 as of December 31, 2024. Compass Apartments I, LLC & Current33 Apartments I, LLC each opened their buildings in 2024 which moved most of the assets from construction in process to buildings, leasehold improvements & personal property.  The total amount at December 31, 2025 was $30,721,218 in buildings, $3,585,347 in land & leasehold improvements, and $6,791,770 in personal property.  This compares with total amount at December 31, 2024 was $30,721,217 in buildings, $3,585,347 in land & leasehold improvements, and $6,781,790 in personal property.  Mortgages are secured by the real estate and as of December 31, 2025 total approximately $33.5 million compared to $34.1 million as of December 31, 2024.

As of December 31, 2025, Compass Apartments I, LLC held $235,995 in cash, $1,285,515 in land, $13,658,624 in buildings, $1,488,862 in Land & Leasehold Improvements, and $3,180,227 in personal property, offset by $15,178,819 in mortgage debt. This contrasts with December 31, 2024, where Compass Apartments I, LLC held $627,452 in cash, $1,281,513 in land, $13,658,624 in buildings, $1,488,862 in Land & Leasehold Improvements, and $3,180,227 in personal property, offset by $15,443,166 in mortgage debt

As of December 31, 2025, Current33’s major assets were valued (at cost) as $408,133 in cash, $1,220,000 in land, $17,062,593 in buildings, $2,096,485 in Land & Leasehold Improvements, and $3,611,543 in personal property, offset by $18,329,054 in mortgage debt. This contrasts with December 31, 2024, when Current33’s major assets were valued (at cost) as $471,185 in cash, $1,220,000 in land, $17,062,593 in buildings, $2,096,485 in Land & Leasehold Improvements, and $3,601,563 in personal property, offset by $18,631,938 in mortgage debt.

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company’s held $835,827.94 in cash and $7,966,830 in other real estate investments as of December 31, 2025, contrasted with $166,594 in cash and $2,989,530 in other real estate investments as of December 31, 2024. All valuations are at cost; the decrease in the value of other real estate investments is due to depreciation, not to a change in the Company’s investment position or valuation of the property. The only significant direct liability of the Company is a Promissory Note between the Company and an affiliate of the Manager of the Company which provides the Company with a revolving credit line for up to $50,000,000 of funds. As of December 31, 2025 and December 31, 2024, the note has been paid off.  This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10% and is currently 9.19% as of January 1, 2026. As of December 31, 2024, this line of credit was paid off in full, but the Company may utilize it again in the future to allow it to pre-fund investments in real estate.

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Liquidity and Capital Resources

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company held approximately $31,170 in Cash as of March 31, 2026, contrasted with $835,828 in cash as of December 31, 2025, contrasted with $166,594 in cash as of December 31, 2024. During fiscal years 2024 and 2025, the only significant direct liabilities of the Company (Item (1) and (2) paid off in full during 2024) were:

(1)

a Promissory Note between the Company and an affiliate of the Manager of the Company which provides the Company with a revolving credit line for up to $50,000,000 of funds. As of December 31, 2024 and December 31, 2025, the amount is zero. This compared to a total of $3,743,430 to related parties pursuant to this Note (including $3,246,273 in principal and $497,157 in accrued interest) as of December 31, 2023.  This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. No additional money has been borrowed from the Manager in 2025 or 2026.

(2)

The Company purchased its 12.07% equity interest in Enclave Compass II, LC in May 2024, pledging approximately $600,120. The Company contributed $400,000 in June ‘23 and the remaining $200,120 to Enclave Compass II on about November 27, 2024, paying an additional $6,459 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on June 30, 2024) to offset the financial impacts of the late contribution.

(3)

On December 17, 2025, the company purchased its 30.77% equity interest in DECO Shakopee LLC (Maple Grove Industrial) for $3,500,000. This acquisition was funded by the reserve cash available, no additional financing was used. In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (attached hereto as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement.

The Company intends to raise additional funds in this offering, up to its Offering Maximum of $50,000,000 in order to make additional real estate acquisitions. However, even if we do not raise any additional funds, we believe that the profits from operations, funds we have raised, taken together with our line of credit, are sufficient to fund our expenses over the next twelve months. The Company has short and long-term liquidity through operational profits, fundraising, and Manager provided credit facility. The Manager currently has sufficient capital in the bank account to cover fixed expenses for several years and will utilize the credit facility if necessary to be opportunistic in pursuing cash flowing investments for the Company.

As for Compass Apartments I, LLC and Current33 Apartments I, LLC, these properties are on budget and cash flowing. As of December 31, 2025, Compass Apartments I, LLC had $235,995 in cash and Current33 Apartments I, LLC had $408,133 in cash. We believe each property-owning entity has sufficient short- and long-term liquidity for all its projected needs.

11

Trends and Key Information Affecting our Performance

As of Q1 2026, the Company continues to execute its investment strategy, with multiple development projects now completed and progressing through stabilization, alongside a stabilized industrial asset contributing current cash flow to the portfolio. Overall performance has strengthened, with several assets achieving high occupancy levels and demonstrating improving alignment with pro forma expectations despite elevated cap rate conditions and broader market variability. Performance highlights include:

•

Compass I (Moorhead - Multifamily): Achieved 97.9% occupancy, reflecting strong demand and consistent leasing performance. Management remains focused on maintaining high occupancy while driving disciplined rent growth.

•

Compass II (Moorhead - Multifamily): Reached 97.6% leased and 94% physical occupancy during lease-up. The property continues to perform well relative to the broader market, with rental rates trending upward. A loan modification completed during the quarter reduced borrowing costs and supports improved cash flow.

•

Current 33 (Hastings - Multifamily): Ended the quarter at 96.2% occupancy, supported by strong leasing activity. Operating performance remains stable, with continued focus on sustaining occupancy, managing expenses, and driving incremental revenue opportunities.

•

Ivy at SOCO (Grand Forks - Multifamily): The residential component remains stable at 96% occupancy and 100% leased. Retail leasing remains limited at approximately 19%, reflecting continued softness in demand for the space. In response, the Company has engaged a new brokerage partner and is actively repositioning a portion of the first-floor retail into additional multifamily units while maintaining select retail exposure to improve overall asset performance.

•

Wild Oak (Fargo - Multifamily): Maintained 92.5% occupancy in the multifamily component, with performance tracking in line with submarket conditions. The condominium component has experienced slower-than-anticipated sales relative to initial underwriting. Following completion of the project, the Company marketed shell units and one initially completed unit, which did not generate meaningful transaction activity. The Company subsequently completed the fit-up of two additional units, which resulted in two closed sales in November 2024 and April 2025, with proceeds applied toward loan curtailment and funding of additional fit-up efforts. The Company is now substantially complete with the fit-up of two additional units and is continuing to work through the remaining inventory by marketing completed units and adjusting pricing based on current market conditions. In parallel, the Company is actively engaged with its lender in advance of the loan maturity at the end of 2026 to evaluate available refinancing and extension options.

•

DECO Shakopee, LLC (Maple Grove - Industrial): The property continues to perform in line with expectations, supported by stable tenancy and consistent operating performance, contributing immediate stabilized cash flow to the portfolio.

These assets continue to generate positive cash flow and reflect the Company’s focus on disciplined execution through the stabilization phase.

Development Pipeline

•	Renn & Royce Apartments (Oakdale): Construction remains on schedule for completion in May 2027 and within budget. Development progress continues across framing, site work, and building systems.

•

Renn & Royce Townhomes (Oakdale): Development remains on track, with initial unit deliveries expected in late 2026 and full completion in 2027. Construction continues to advance across multiple buildings.

The Company’s strategy continues to emphasize multifamily development and stabilization as a core driver of long-term value creation, complemented by stabilized assets such as industrial investments that provide current income and diversification across the portfolio. This balanced approach supports both near-term cash flow and long-term growth across varying market conditions.

12

Interest Rates and Monetary Policy Outlook

The macro environment has stabilized meaningfully compared to the peak tightening cycle, with the Federal Reserve currently holding rates in the mid-3% range following cuts in late 2025. Market expectations have shifted toward a more measured, data-dependent path forward, with many participants now calling for a prolonged period of relatively stable rates.

That said, we continue to believe there is a strong structural incentive for lower rates over time. With U.S. federal debt now exceeding $40 trillion, sustained higher borrowing costs present a significant challenge to fiscal sustainability. In our view, the government will ultimately need to find a path toward lower rates to manage this burden effectively.

At the same time, ongoing geopolitical tensions, including conflicts involving Iran and other regions, are likely to contribute to continued elevated deficit spending. This dynamic further supports a longer-term environment of increased liquidity and potential downward pressure on real rates.

While the exact timing and path remain uncertain, even a stable to modestly declining rate environment represents a meaningful improvement from the volatility of recent years and should continue to support real estate fundamentals.

Looking Ahead

Key macro and market trends expected to shape our outlook include:

•

Interest Rates: While many forecasts call for a steady rate environment, we believe longer-term pressures, particularly federal debt levels and fiscal dynamics, create a strong case for eventual easing. Even stability at current levels is supportive, improving underwriting visibility, refinancing feasibility, and overall transaction activity.

•

Deficit Spending and Liquidity: The federal government continues to run deficits approaching $2 trillion annually, injecting sustained liquidity into the economy. This has historically supported nominal income growth, rents, and asset values over time, even in periods of economic uncertainty.

•

Inflation and Real Assets: Inflation has moderated but remains above long-term targets. Multifamily continues to serve as a strong hedge, with the ability to adjust rents over relatively short timeframes and maintain alignment with rising costs.

•

Distressed Real Estate Opportunities: While widespread distress has not materialized, we continue to monitor selective opportunities driven by refinancing pressure, regional supply imbalances, and basis dislocation, particularly in areas such as office-to-residential conversion.

13

Strategic Focus and Projections:

We continue to target high-quality assets in stable, high-performing markets, particularly in the Midwest, which has demonstrated resilience amid national volatility. Highlights include:

•

Midwest Market Strength: The Minneapolis–St. Paul and Fargo markets continue to demonstrate strong underlying fundamentals, supported by relatively constrained new supply and stable demand drivers. Recent data from national multifamily research providers such as CoStar, RealPage, and Yardi Matrix indicate that Midwest markets have returned to positive rent growth, with reduced concession levels and improving occupancy trends. In the Twin Cities, a meaningful slowdown in new construction following peak delivery levels in prior years is contributing to improved supply-demand balance. Similarly, Fargo benefits from limited new supply and steady regional demand, supporting consistent occupancy and rent stability. These dynamics position our core markets for durable cash flow performance and steady rent growth relative to higher-supply regions.

•

Balanced Opportunity Pipeline: While we are evaluating stabilized acquisitions with improving pricing clarity, we remain committed to pursuing new development opportunities that align with forward supply constraints and meet our return thresholds.

•

Macro Trends: Stabilizing rates, continued fiscal support, moderating new supply, and resilient demand drivers collectively support a constructive long-term outlook for multifamily rents and valuations.

Conclusion:

As we move further into 2026, our multifamily holdings continue to demonstrate strong underlying fundamentals and cash flow durability, even within a measured growth environment.

While near-term conditions remain balanced, the broader setup is increasingly favorable. A more stable interest rate environment, combined with long-term pressures toward lower rates, continued fiscal support, and improving supply dynamics, positions the sector for steady performance and potential upside over time.

With a flexible approach to both development and acquisition, and a disciplined focus on resilient markets like the Midwest, we believe the Company is well positioned to continue delivering strong risk-adjusted returns while remaining adaptive to evolving opportunities.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

14

Item 3. Directors and Officers

The principals of the Manager of the Company are as follows:

Name	Age	Title	Term at GCPF Management LLC	Average Number of Hours Per Week Expected to be Devoted to Company
Jason Weimer	42	Managing Partner	October 2020 (Inception) to Present	16 hours / week
Robert Barlau	40	President Real Estate Operations	October 2020(Inception) to Present	32 hours / week
Jack Weimer	68	Sponsor	October 2020 (Inception) to Present	4 hours / week

Each of the above-named officers work full time for the Manager. Biographical information regarding the above individuals can be found in our Offering Circular, MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, Duties Responsibilities and Experience section, page 49, and are hereby incorporated by reference herein.

Family Relationships

Jack Weimer is Jason Weimer’s father.

Duties, Responsibilities and Experience

Jason Weimer and Robert Barlau are the managers of GCPF Management LLC which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement.

Compensation of Executive Officers

The Manager and its officers/owners/employees have not received any cash compensation from the Company to date and are not expected to receive any salary or bonus compensation in the future. Two types of Compensation are payable to the Manager: (a) the Manager, in the Form of Management Fees and (b) Distributable Cash received based on their ownership of Class C Interests. The managers of the Manager, Jason Weimer and Robert Barlau, were issued and 100% of the Class C Interests issued (as founder’s interest) in exchange for $1000, and contributed those Units to the Manager as of January 1, 2025. These interests entitle the Manager to 20% of Distributable Cash of the Class A Unit Percentage Share PLUS and 30% of Distributable Cash of the Class B Unit Percentage Share. This Compensation is reduced by the Company’s Side Letter Agreement (Exhibit 6.2), in which eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Member such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Distributions to Company members began in April 2025. As of March 31, 2026, the Company has made a total of $543,054.46 in distributions, $419,642.70 of which were made to Class A and Class B Unitholders and the remaining $123,411.76 distributed to the Manager who holds our Class C Units).

15

The Manager has, and shall in the future, receive the following fees and compensation:

Phase of Operation	Basis for Fee	Amount of Fee

Acquisition Fee	Fees charged to the Company as Properties are acquired for the Manager’s efforts in conducting due diligence and making the investment opportunity available to Investors.

2% of the purchase price of each Property or investment, including leverage (which, with typical leverage, will typically come out to approximately 6% to 8% of the total purchase price, or of the total cost of property acquisition and development in the case of new development). In the case of a co-invest with joint venture partner(s), the Acquisition Fee will be prorated by the Company’s ownership interest in the joint venture entity. As of March 31, 2026, the Manager has been paid $1,188,895.80 in acquisition fees. The total amount of this fee is difficult to determine at this time, but are estimated in the section entitled "USE OF PROCEEDS", above.

Origination Fee	Fees charged to the Company as loans are made for the Manager’s efforts in conducting due diligence and making the investment opportunity available to Investors.

4% of the amount loaned by the Company. As of March 31, 2026, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Asset Management Fee	Fees charged to the Company for management of its investments

Up to the greater of 1% per annum of the total of all Class A, Class B, and Class C member’s initial Capital Contributions (without reduction for any returned capital) OR 2% of the total gross income of the Fund. As of December 31, 2025, the Manager has been paid a total of $418,447 in Asset Management Fees. The total amount of this fee is difficult to determine at this time. This fee may be paid monthly.

Construction Management Fee	Fees charged to the Company for efforts in overseeing construction on the Property.

5% of total construction costs (materials and labor) to be paid monthly to the Manager or a third-party during construction or rehabilitation on each Property. These fees will be charged only on capital improvements or other construction that are not included in the total cost of property acquisition and development. As of March 31, 2026, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Property Management Fees	Fees charged to the Company for the Manager’s or a third party’s property management services.	Up to 7% of gross collected income. As of March 31, 2026, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Refinance Fees	Fees charged to the Company for the Manager’s efforts in generating a loan package for consideration by lenders.

1% of new or supplemental loan amount. As of March 31, 2026, no such fees have accrued or been paid to the Manager or its Affiliates. The total amount of this fee is difficult to determine at this time.

Interest on Manager Advances	Interest charged to the Company for deferral of repayment of Advances or reimbursement expenses.

Up to 10% interest per annum (as described in Article 3.1) from the date the Advance is made or the reimbursement is due (e.g., closing on a Property) to the date of repayment. Such advances generally take place pursuant to the terms of the Company’s revolving credit line with an Affiliate of its Manager for up to $50,000,000 of funds, as discussed in Item 5 below. As of March 31, 2026, an Affiliate of the Manager has been paid a total of $703,179 in interest.

The Manager will be compensated for its services in accordance with the fee schedule above. Apart from their ownership interest in the Manager the principals of the Manager does not currently receive any compensation for their services, other than the returns it receives from ownership of the Class C Units and distributions its Members receive from the Company on its direct personal investments in the Company. (See Annual Report Item 7. Financial Statements Note 5 Related Party Transactions.) Other persons who are employed by the Manager are each compensated by the Manager for his or her services.

16

The following table sets forth the cash compensation of Manager:

Name and Principal Position	Year	Cash Compensation	Option Awards	All Other Compensation(1)
GCPF Management LLC, Manager	2024	$0	$0	$0
GCPF Management LLC, Manager	2025	$0	$0	$0

From inception to March 31, 2026, the Manager has been paid $1,188,895.80 in acquisition fees and $418,447 in Asset Management Fees from the Company. Additionally, the Company has paid an Affiliate of the Manager a total of $703,179 in interest.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information as of March 31, 2026.

Title of Class	Name of Beneficial Owner	Percent of Class as of 3/31/2026	Percent of Class After Offering*	Percent of Company as of 3/31/2026	Percent of Company After Offering*
Class C Interests	GCPF Management LLC	100.00%	100.00%	20.00%	20.00%
Class A Interests	Jason Weimer	4.82%	1.26%	2.79%	0.99%
Class A Interests	Robert Barlau	0.14%	0.04%	0.08%	0.03%
Class A Interests	Peter Carlson	0.83%	0.22%	0.48%	0.17%
	TOTAL			23.35%	21.18%

* As of March 31, 2026 the Company has 1,627,456 Class A Units (approximately 86.7% of Units) and 250,405 Class B Units (approximately 15.81% of Units) outstanding which it sold for $10, $10.19, $11.08, or $12.29 each.  The After Offering percentages reported in this table assumes that the Company sells an additional $45,000,000.00 in Units for $13.15 each (Approximately 3,422,053 additional Units), the highest price possible under this offering, that 80% of additional Units sold are Class A Units (approximately 3,058,104), and that the individuals listed do not purchase further Units.

The Class A and Class B Interests collectively maintain an 80% interest in the Company overall and the Class C Interests will maintain a 20% interest in the Company overall. Class A and Class B Interests are being sold through this Offering. The Class A Interests purchased by Management were purchased through this offering on the same terms as other investors, and members of Management may decide to purchase additional Class A Interests. Class C Interests were issued to Jason Weimer and Robert Barlau at inception of the Company for $10 per Unit ($1000 total) and transferred to GCPF Management LLC as of January 1, 2025.

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this Offering.

Item 5. Interest of Management and Others in Certain Transactions

The Company utilizes office space provided at no cost from our Manager. Office services are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

The Company has entered into a promissory note and line of credit with the Managing Member, with the purpose of funding operating expenses and “pre-funding” the acquisition of assets. As of December 31, 2025, June 30, 2025, December 31, 2024, June 30, 2024, and December 31, 2023, funds due to an affiliate of the Manager of the Company (including both principal provided and interest accrued thereon), are approximately $0, $0, $0, $2,465,988.33, and $3,743,430 respectively. The Note is an uncollateralized revolving credit facility which matures October 28, 2030. Interest due thereon, accrues at simple rate of interest set at the coupon rate on a U.S. 10-year treasury note + five percent (5%) per annum, not to exceed 10% (the “Alternative Base Rate”). This rate adjusts semi-annually on January 1 and July 1 of each year, and as of January 1, 2026, is currently 9.19%. As of the date of this Report, the Company has not drawn on this credit facility during 2025 or 2026.

See Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources and Note 5 and Note 7 to our financial statements in Item 7. Financial Statements for a discussion of related party transactions, which are hereby incorporated by reference herein.

Item 6. Other Information –

None.

17

Item 7. Financial Statements

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES

(A Delaware Limited Liability Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

F-1

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES

(A Delaware Limited Liability Corporation)

December 31, 2025, and 2024

F-2

Report of the Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Gratus Capital Properties Fund III, LLC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gratus Capital Properties Fund III, LLC as of December 31, 2025, and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2025, and 2024, in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. Communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Unconsolidated Partnership Investments

As disclosed in Note 3 to the financial statements, the Company invested in several real estate partnership investments accounted for under the partnership equity method and the partnership cost method. As of December 31, 2025, total investments in unconsolidated entities were $7,969,055. During the year, the Company recorded equity in losses from unconsolidated partnership investments of $(463,377), representing its share of losses from those unconsolidated entities. The recurring losses from these investments reduced the carrying value of the investments and required management to evaluate whether impairment indicators were present and whether the recorded balances remained appropriate.

F-3

We determined that this matter was a critical audit matter because the investments in unconsolidated entities were material to the financial statements, and the evaluation of the carrying value of those investments involved especially challenging, subjective, and complex auditor judgment. In particular, the matter required judgment in assessing the accounting for the investments, evaluating the Company’s share of losses from unconsolidated entities, and considering management’s assessment of impairment

How we addressed the matter in our audit included, among others, the following procedures:

•	Obtained and inspected the executed agreements related to the partnership investments.

•	Obtained and reviewed the financial statements of the unconsolidated entities.

•

Tested the mathematical accuracy of the Company’s recorded share of losses from the unconsolidated entities and recomputed the Company’s share of those losses based on the underlying financial information.

•	Obtained and evaluated management’s impairment assessment memorandum related to the investments in unconsolidated entities.

•	Assessed whether the recurring losses and related facts and circumstances were appropriately considered in management’s evaluation of impairment indicators and the carrying value of the investments.

 /S/ Boladale Lawal

BOLADALE LAWAL & CO.

(Chartered Accountants)

(PCAOB ID 6993)

Lagos, Nigeria

We have served as the Company's auditor since 2024

Lagos, Nigeria

May 8, 2026.

F-4

GRATUS CAPITAL PROPERTIES FUND III, LLC

BALANCE SHEET

As of December 31, 2025, and 2024

	December 31, 2025	December 31, 2024
ASSETS
Investment in real estate partnership
Partnerships, Equity Basis	$6,081,783	$3,045,160
Partnerships, Cost Basis	1,887,272
Buildings	30,721,218	30,721,217
Land & Leasehold Improvements	3,585,347	3,585,347
Personal Property	6,791,770	6,781,790
Accumulated Depreciation	(4,561,744)	(2,190,818)
Land	2,505,515	2,501,513
Construction in process (including capitalized interest) of $8,035 and $0 in 2025 and 2024, respectively	8,035	-
Total real estate partnership investments	$47,019,195	$44,444,209
Cash and cash equivalents	1,479,956	1,265,231
Accounts Receivable (net)	68,170	40,754
Fixed Assets (net)	-	1,400
Prepaid expense	34,830	106,599
Investment Commitments	2,070,008
Total Assets	$50,672,159	$45,858,193

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities
Account payables	36,276	75,585
Accrued liabilities	219,648	580,308
Deferred revenue	137,776	159,550
Mortgage interest payable	67,015	54,564
Member funds held in escrow	-	10,000
Note payables, Promissory Note	2,070,008	-
Total current liabilities	2,530,724	880,007

Long-term liabilities
Mortgages payables	33,507,873	34,075,104
Debt issuance cost	(280,093)	(280,093)
Accumulated amortization on debt issuance cost	215,346	162,705
Total long-term liabilities	33,443,125	33,957,716

Total Liabilities	$35,973,849	$34,837,723

Minority interests in controlled subsidiaries	1,825,707	2,576,192

Members' Equity:
Class A Units	$17,346,335	$10,751,616
Class B Units	$2,575,709	$2,352,410
Class C Units	$1,000	$1,000
Syndication Cost of Capital	(416,737)	$(341,033)
Retained earnings (deficit)	$(6,633,704)	$(4,319,715)
Total Member equity	$12,872,603	$8,444,278

Total Liabilities and Member Equity	$50,672,159	$45,858,193

The accompanying notes are an integral part of these consolidated audited financial statements

F-5

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2025, and 2024

	December 31, 2025	December 31, 2024
Revenues
Gross market rent	$3,641,516	$3,598,435
Vacancy	(317,108)	(1,909,012)
Gain (loss) to market	(67,885)	(11,597)
Other rental revenue	565,088	272,634
Total Gross Potential Rent & Fees	3,821,611	1,950,460
Bad debt write-offs	(52,253)	(17,322)
Rental Incentives	(96,239)	(258,980)
Total Net Collected Rent	3,673,119	1,674,158
Equity in losses from unconsolidated partnership investments	(463,377)	(550,949)
Total Operating Revenue (Loss), net	$3,209,742	$1,123,209

Operating Expenses
Asset management fees	437,367	97,693
General and administrative expenses	159,650	292,679
Payroll	226,411	245,058
Professional fees	275,892	264,460
Property insurance	75,421	62,095
Property taxes	359,375	28,991
Repairs and maintenance	213,074	176,208
Utilities	171,480	126,692
Total Operating Expenses	$1,918,669	$1,293,877

Non-Operating Income / (Expense)
Admin and compliance	40,171	52,119
Amortization expense	52,641	145,816
Depreciation expense	2,372,326	2,190,818
Interest expense	1,545,060	1,556,278
Interest (income)	(56,021)	1,631
State franchise tax	-	600
Net Loss before Income Taxes	$(2,663,103)	$(4,117,929)
Income tax benefit
Share of loss from partnership equity investment	(750,485)	(1,432,197)
Net Income (loss)	$(1,912,619)	$(2,685,732)

The accompanying notes are an integral part of these consolidated audited financial statements

F-6

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENTS OF MEMBERS' EQUITY

For the Years Ended December 31, 2025, and 2024

	Member Units							Total
	Class A		Class B		Class C		Members'	Members'
	Units	Amount	Units	Amount	Units	Amount	Deficit	Deficit
Balance, January 1, 2024	629,082	$6,315,906	185,483	$1,865,170	100	$1,000	$(1,157,971)	$6,771,174
Member unit issued for cash	415,730	4,560,711	33,545	362,240	0	0		4,922,951
Cost incurred to raise capital								(88,104)
Member Distributions							(476,012)	(476,012)
Net loss for year ended December 31, 2024							(2,685,732)	(2,685,732)
Balance, December 31, 2024	1,044,813	$10,876,616	219,028	$2,227,410	100	$1,000	$(4,319,715)	$8,444,278
Member Units issued for cash	538,228	6,469,718	28,599	348,299				6,818,017
Costs incurred to raise capital								(75,704)
Member Distributions							(401,370)	(401,370)
Net loss for year ended December 31,2025							(1,912,619)	(1,912,619)
Balance, December 31, 2025	1,583,040	$17,346,335	247,627	$2,575,709	100	$1,000	$(6,633,704)	$12,872,602

The accompanying notes are an integral part of these consolidated audited financial statements

F-7

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025, and 2024

	December 31,	December 31,
	2025	2024
Cash Flows from Operating Activities
Net Loss	$(1,912,619)	$(2,685,732)
Adjustment to reconcile net loss from operations:
Amortization	52,641	145,816
Depreciation	2,372,326	2,190,818
Real estate partnership investment loss	463,377	550,949

Changes in Operating Assets and Liabilities
Prepaid expense	71,769	(101,553)
Investment Commitments	(2,070,008)
Accounts receivable	(27,416)	(40,754)
Account Payables	(39,309)	45,877
Accrued liabilities	(360,659)	(1,209,945)
Accrued interest payables	-	(497,157)
Deferred revenue	(21,774)	159,550
Mortgage interest payables	12,451	(1,724)
Retainage payables	-	(979,456)
Member fund held in escrow	(10,000)	-

Net Cash Used in Operating Activities	$(1,469,221)	$(2,423,311)

Cash Flows from Investing Activities
Investment in land	(4,002)	(4,002)
Investments in buildings	-	(30,721,217)
Investments in Land & Leasehold Improvements	-	(3,585,347)
Investments in Personal Property	(9,980)	(6,805,835)
Investment in construction in process	(8,035)	38,048,702
Syndication Cost Additions	(75,704)	(88,104)
Net Cash Provided by Investing Activities	(97,721)	(3,155,804)

Cash Flows from Financing Activities
Debt issuance costs, net of amortization	-	-
Mortgage payables	(567,231)	7,575,777
Note Payable, Promissory Note	2,070,008
Issuance of member equity	6,818,018	4,922,951
Issuance of member equity to minority interest, equity basis	(3,500,000)	(606,579)
Issuance of member equity to minority interest, cost basis	(1,887,272)
Distributions to members	(401,370)	(476,000)
Change in minority interest	(750,485)	(1,487,827)
Issuance (payment) of note payable related parties	-	(3,246,273)
Net Cash Provided by Financing Activities	1,781,668	6,682,049

Net Increase (Decrease) in Cash	214,726	1,102,934
Cash at Beginning of Period	1,265,231	162,297
Cash at End of Period	$1,479,957	$1,265,231

The accompanying notes are an integral part of these consolidated audited financial statements

F-8

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, and 2024

NOTE 1 - NATURE OF OPERATIONS

Gratus Capital Properties Fund III, LLC, & Subsidiaries (The Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company’s business model is to acquire multifamily and commercial properties, new developmental property and single-family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States.  The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas and invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

Since November 10, 2020 (inception), the Company has relied upon related parties and its Members for funding cash flow to pay for operating expenses and other costs. (See discussions below).  For the period from inception to December 31, 2024, the Company has generated losses aggregating $5,229,397. These matters do raise concern about the Company’s ability to operate at a profit. That notwithstanding, through December 31, 2025, the Company raised capital in the amount of $19,923,044. See also Note 8 Subsequent Events. Further, during the next twelve-month period, the Company intends to fund its operations with funding from its campaign to sell Membership Units ((see Note 15). The additional capital is to enable the Company to fund real estate acquisitions and continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from operating and cash flow uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through an Offering Circular Form 1A, filed during the year ended 2021, the Company offered up to seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). During the twelve-month period ended December 31, 2025, the Company raised $6,742,314 funds net of syndication costs of $75,704. Funds were made available to the Company upon the Company raising a minimum of $1,000,000 (“Minimum Offering”). Funds are being used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See the Offering Circular attached for a more comprehensive discussion of management, risk factors, broker dealer fees and other relevant data.

The Company manager is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager (Affiliate) owns 100% of the authorized, issued and outstanding Class C Membership Interests.

F-9

The financial statements included forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form 1A, filed with the Securities and Exchange Commission (“SEC”).  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Management intends to finance the operating costs over the next 12 months with existing cash in hand, loan from related party, issuance/sales of Member Units, and external debt financing. Additionally, management has secured a $50 million line of credit from our fund provider, accompanied by a standstill agreement effective until July 2025. This arrangement ensures ample liquidity and operational flexibility, allowing us to continue our business activities without interruption. After the expiration of the standstill agreement in July 2025, no new agreements were made as there was $0 owed as of the reporting date. Furthermore, we have a subsisting agreement with our fund provider that the fund will be used for a minimum period of 7 years before it can be withdrawn or converted to the equity at their discretion.

Also, prior management investment in new development properties has transitioned to a significant milestone with all construction completed. These properties are now in various stages of stabilization. We anticipate that they will begin generating increasing cash flow and income in the upcoming months, which will substantially improve our financial position and support ongoing operations.

Management acquired two new minority interest investments during the 12-month period ending December 31, 2025. One of the investees (Oakdale Flats) is in the development and construction phase and has not yet commenced operations; accordingly, it is not generating revenues or positive cash flows as of the reporting date. Management expects that the project will begin producing cash flows upon completion and stabilization. The other investee (MG Industrial) is fully operational as of the reporting date.

 Management has secured $453,077 in investor commitments, which are expected to support the Company’s projected cash flow needs. Following the filing, the Company intends to resume its active fundraising efforts, which are expected to further strengthen cash flows and support ongoing strategic initiatives.

F-10

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Consolidated Statements of Financial Position and footnotes of Gratus Capital Properties Fund III, LLC have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP’).  The Company adopted the calendar year for reporting the financial statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries which are primarily majority owned. Any noncontrolling interest in the equity of a partnership is reported as a component of real estate partnership equity, with the exception of the Renn & Royce (Oakdale Flats) investment of 4.9%. This investment is recorded on a cost basis, see note 3 Oakdale, MN. Net income (loss) for operating partnership investments is included in the Statement of Operations as “Income (loss) from partnerships.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Construction in Progress:

Construction in progress (“CIP”) represents capitalized costs incurred for real estate assets that are under development, redevelopment, or significant renovation and are not yet placed in service. CIP is recorded at cost and includes, but is not limited to, land acquisition costs, direct construction costs, development fees, capitalized interest, real estate taxes, insurance, and other costs directly attributable to bringing the asset to its intended use.

The Company capitalizes interest, real estate taxes, and other indirect costs incurred during the development period in accordance with applicable accounting guidance. Capitalization of such costs commences when development activities begin and ceases when the asset is substantially complete and ready for its intended use.

Upon completion, assets are transferred from CIP to real estate investments and depreciation commences over the estimated useful lives of the assets. No depreciation is recorded while assets are classified as CIP.

Management evaluates CIP for impairment whenever events or changes in circumstances indicate that the carrying value of a project may not be recoverable. If such indicators are present, the Company assesses recoverability based on estimated future undiscounted cash flows and records an impairment loss if the carrying amount exceeds fair value.

The duration of development projects and the timing of transfers from CIP to operating real estate assets may vary and are subject to risks and uncertainties, including construction delays, cost overruns, permitting, and market conditions.

F-11

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of December 31, 2025, and 2024, the Company had $1,479,956 and $1,265,231, respectively of cash on hand.

Investment Commitments and Unfunded Obligations

The Company has entered into agreements to invest in certain investment vehicles and/or securities for which funding has not yet been completed as of the balance sheet date. These commitments are generally subject to the satisfaction of customary closing conditions or capital call provisions.

As of 12/31/2025 the Company had outstanding unfunded investment commitments totaling $2,070,008. The offsetting amount is recorded as a note payable in the accompanying financial statements.

The Company will recognize the investment and corresponding cash outflow in the period the obligation is made. The Company monitors these commitments for liquidity planning purposes and believes it has sufficient resources to meet such obligations as they become due.

Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings Leasehold Improvements	27.5 years Shorter of the estimated lease term or useful
Furniture and Fixtures	7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2025, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Syndication Costs

The Company continues to work with investment advisors and campaigns to raise capital. Legal and other directly related syndication costs incurred during the two years ended 2025 and 2024 was $416,737 and $341,033, respectively. Syndication costs are accounted for as a reduction of capital raised from the sale of Member Units and has been written off during the twelve months ended December 31, 2025.

F-12

Revenue Recognition

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines at the inception of a contract whether it contains a lease and whether that lease should be classified as an operating or finance lease. A contract is considered to contain a lease if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all leases with a term greater than 12 months. Lease liabilities are measured at the present value of future minimum lease payments, discounted using the Company’s incremental borrowing rate, which is determined based on the information available at lease commencement. ROU assets are initially measured at the amount of the lease liability, adjusted for any prepaid lease payments, lease incentives received, or initial direct costs incurred.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in [“cost of revenues,” “selling, general and administrative expense,” or appropriate line item]. Finance lease costs are split between interest expense and amortization of the ROU asset.

The Company has elected the practical expedient to not recognize lease assets and liabilities for leases with a term of 12 months or less. The Company also elected the package of practical expedients permitted under the transition guidance within ASC 842, which, among other things, allows entities not to reassess prior conclusions about lease identification, classification, and initial direct costs for leases that commenced before the effective date of ASC 842.

Certain lease agreements contain options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the option will be exercised. The Company’s lease agreements generally do not contain significant residual value guarantees or restrictive covenants.

The Company adopted ASC 842 on January 1, 2024, using the modified retrospective approach. As permitted under the standard, prior period amounts have not been restated and continue to be reported in accordance with ASC 840.

Organization Expenses

The Company has incurred no organization expenses in 2024 or 2025.

Income Taxes  -

The Company and its subsidiaries are taxed as partnerships for US federal income tax purposes.  Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code.  Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2025.  The positions shown on those tax returns are open for examination for a period of three years.  Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters.  The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Member Unit and Equity Based Compensation

Consistent with US GAAP, the Company will record Member Unit-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all Member unit-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying member units, the expected term of the option, the expected volatility of the price of the Company’s Member units, risk-free interest rates, and the expected dividend yield of the Company’s Member units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each Member unit award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

F-13

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees.  The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.  We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - REAL ESTATE PARTNERSHIP INVESTMENTS

During the two years ended December 31, 2025, the Company purchased from an affiliate and invested in the following North Dakota and Minnesota real estate partnership investments:

Partnerships, Equity Basis	Ownership	Location	Investment
Enclave OG, LLC	17.11%	Fargo	$1,600,669
SOCO Group II, LLC	34.00%	Grand Forks	1,388,861
Compass II, LLC	12.07%	Moorehead	600,120
DECO Shakopee LLC	30.77%	Maple Grove	3,500,000
		Total	$7,089,650

Partnerships, Consolidated	Ownership	Location	Investment
Compass Apartments I, LLC	51%	Moorehead	$3,343,500
Current33 Apartments I, LLC	51%	Hasting	4,034,111
		Total	$7,377,611

Partnerships, Cost Basis	Ownership	Location	Investment
Renn & Royce Apartments & Townhomes	4.9%	Oakdale	$1,887,272
		Total	$1,887,272

Fargo North Dakota:

On December 20, 2021, an affiliate of the Manager of the Company (Affiliate), paid cash of 34.78% of the capital raised in the partnership and acquired a 17.11% profit and loss interest in a developmental limited liability partnership which is in Fargo, North Dakota (Partnership).  The Partnership, through its wholly owned subsidiary, is developing and operating a mixed-use residential building composed of multifamily and condominium units. The Affiliate paid $1,558,378 for this interest. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

F-14

The development consists of 2.63 acres and is projected to include 119 multifamily rental units plus 14 for-sale condominiums, totaling 118,038 square feet. The development is expected to cost $35,638,702, with a mortgage of $25,525,135 and to open for occupancy in September of 2023.

The Company accounts for the purchase of its 17.11% interest in Enclave OG, LLC on the equity method of accounting. The management prepared, the unaudited financial highlights of the Statements of Financial Condition as of December 31, 2025 and 2024 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2025 and 2024, are presented are as follows:

Enclave OG, LLC (WILD OAK)

Statement of Operations – Highlights

	2025	2024
Revenues	$2,773,208	$2,187,312
Expenses
Operating	1,347,177	1,145,034
Other (Income) Expenses	(2,147,347)	2,164,167
Net Income (loss)	$(721,316)	$(1,121,889)

Grand Forks, North Dakota

On October 6, 2021, the Affiliate paid cash of $1,500,000 representing 40.00% of the capital raised in the partnership and acquired a 34% profit and loss interest in a developmental limited liability partnership which is located in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed-use residential building composed of multifamily and condominium units. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 4.3 acres and is projected to 21,020 square feet of commercial space and 74 multifamily rental units totaling 105,615 square feet. The development is expected to cost $18,380,234, with a mortgage of $13,785,175. Construction was completed in spring 2023 and the property is over 80% leased as of August 2023.

The Company accounts for the purchase of its 34% interest in Soco Group II, LLC on the equity method of accounting.  The management prepared, the unaudited highlights of the Statements of Financial Condition as of December 31, 2025 and 2024 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2025 and 2024, are presented are as follows:

Soco Group II, LLC

Statement of Operations – Highlights

	2025	2024
Revenues	$1,492,975	$1,448,702
Expenses
Operating	661,074	603,919
Other (Income) Expenses	(1,348,728)	1,347,365
Net Income (loss)	$(516,826)	$(502,582)

F-15

Moorhead, Minnesota

On May 3, 2024, the Company purchased its 12.07% equity interest in Enclave Compass II, LC in May 2024, pledging approximately $600,120. The Company contributed $400,000 in June ‘24 and the remaining $200,120 to Enclave Compass II on about November 27, 2024, paying an additional $6,459 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on June 30, 2024) to offset the financial impacts of the late contribution.

The development consists of 2.5 acres and will have 83 apartment units.  The building is located directly adjacent to Compass Apartment I.  Construction was completed in December 2024.

The Company accounts for the purchase of its 12% interest in Compass II, LLC on the equity method of accounting.  The management prepared, the unaudited highlights of the Statements of Financial Condition as of December 31, 2025 and 2024 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2025 and 2024, are presented are as follows:

Compass II, LLC

Statement of Operations – Highlights

	2025	2024
Revenues	$705,360	$10,324
Expenses
Operating	313,743	80,685
Other (Income) Expenses	(1,694,220)	329,531
Net Income (loss)	$(1,302,603)	$(399,892)

Maple Grove, Minnesota

On December 17, 2025, the company purchased its 30.77% equity interest in DECO Shakopee LLC (Maple Grove Industrial) for $3,500,000. This acquisition was funded by the reserve cash available, no additional financing was used.

The property consists of approximately 255,501 square feet of industrial space and is fully leased to two tenants. The leases have a weighted average remaining term of approximately seven years and include annual rent escalations averaging approximately 3.5%.

In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (attached hereto as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement.

Upon completion of the additional unit purchases and funding of the roof capital contribution (which the Company expects will completed with funds raised in this Offering), the Company will have invested approximately $6,570,008 (not including interest paid under the promissory note) and own approximately 52.2% of DECO Shakopee LLC.

F-16

The company accounts for the purchase of its 30.77% equity interest in DECO Shakopee LLC on the equity method of accounting. The management prepared, the unaudited highlights of the Statements of Financial Condition as of December 31, 2025 and 2024 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2025 and 2024, are presented are as follows:

DECO Shakopee LLC (Maple Grove Industrial)

Statement of Operations - Highlights

	2025	2024
Revenues	$114,682	$	N/A
Expenses
Operating	22,300		N/A
Other (Income) Expenses	(918,407)		N/A
Net Income (loss)	$(826,725)	$	N/A

Oakdale, Minnesota

On July 10, 2025, the company purchased its 49% equity interest of Renn & Royce Manager which owns 10% of Renn & Royce Townhomes & Apartments, resulting in 4.9% equity ownership in Oakdale Flats for $1,887,271. This acquisition was funded by the reserve cash available, no additional financing was used.

The project will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction is expected to begin in Spring 2025 and be completed by Spring 2027. Through this investment, the Company indirectly owns approximately 4.9% of the overall project.

The company accounts for the purchase of its 4.9% interest in Oakdale Flats at its cost minus any impairment, if any. This method follows FASB ASC 321-10-35-2: “An entity may elect to measure an equity security without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with paragraph 820-10-35-59 at its cost minus impairment, if any.” As of the report date, it has been determined that there was no impairment.

Moorhead, Minnesota

On September 30, 2022, the Company invested in Compass Apartments I, LLC, a Minnesota limited liability company (“Compass Apartments”), which is a multifamily apartment building totaling 93 units in Moorhead, MN. The construction was completed in 2024. The Company purchased a 51% interest in the Compass Apartments in the amount of $3,096,000.

Hasting, Minnesota

On October 12, 2022, the Company invested in Current33 Apartments I, LLC, a Minnesota limited liability company (“Current33 Apartments”), which is a multifamily apartment building totaling 106 units in Hastings, MN. The construction was completed in 2024. The Company purchased a 51% interest in the Current33 Apartments in the amount of $3,735,600.

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NOTE 4 - CONSTRUCTION MORTGAGE NOTE PAYABLES

Construction mortgage notes payable applicable to the controlled partnership investments as of December 31, 2025, and 2024 are as follows:

		2025	2024
Current33 Apartments I, LLC	(a)	$18,329,054	$18,631,938
Compass Apartments, LLC	(b)	15,178,819	15,443,166
Total		$33,507,873	$34,075,104

a.

Current33 Apartments I, LLC, a majority-owned subsidiary, has a construction mortgage note with a financial institution. The loan proceeds are utilized to construct the apartment building in Hastings, MN. The principal amount of the mortgage is $18,329,054 as of December 31, 2025, initiated on October 12, 2022. The construction mortgage note matures on October 15, 2027. The loan bears interest at an annual rate of 4.50% with interest-only payments due through November 15, 2024. Thereafter, the mortgage note payments are $95,363.84 per month.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

b.

Compass Apartments I, LLC, a majority-held subsidiary, has a construction mortgage with a financial institution in Fargo, ND, for the construction of a 93-unit apartment building in Moorhead, MN. The principal amount of the mortgage is $15,178,819as of December 31, 2025, initiated on September 30, 2022, and maturing on October 15, 2027. The loan carries an interest rate of 4.50% fixed, with interest-only payments until November 15, 2024, followed by principal and interest (P&I) payments of $78,978.44. Interest is calculated on a 365/360 basis.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

The two construction mortgage notes payable are to be converted into permanent mortgages upon the maturity of the construction notes payable.

NOTE 5 - INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company.  No material federal or state income tax provision exists for the Company.

NOTE 6 - MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total.  The Class A and Class B Units have an 80% voting interest in the Company.

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The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is made. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A+ Member

Investors who purchase at least $500,000 in Class A Units, who purchase Units through an RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

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Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager.  Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit. Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions includes dispositions from refinancing or the sales of property.

For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

NOTE 7 - RELATED PARTY TRANSACTIONS

Management Agreement

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time it is difficult to determine the magnitude of each of these fees.

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The Company will pay the Manager the following fees:

Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions  (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

               Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

               Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

               Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

               Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

               Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

Guarantors of construction mortgage notes payable:

Five of the members and officers of the Company and the managing general partner are guarantors of the four construction mortgage notes payable. In the aggregate, the guarantors are contingently obligated in the amount of $33,507,873; limited to the Company’s pro-rata ownership of each investee.

NOTE 8 - CONTRACTS, COMMITMENTS AND CONTINGENCIES

Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection with subscriptions for shares are to be sent to Atlantic Capital Bank (which is merging with SouthState Bank), and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of June 30, 2022, WealthForge Securities Corporation has been paid its Broker Dealer. See also discussions in Offering Memorandum elsewhere herein.

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Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors.  The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 per form and a (iv) Marketplace Fee of $100 per transaction of the aggregate amount raised by the Company except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. All fees will be paid by WealthForge Securities, LLC.

Amendment and Restatement of Subscription Agreement:

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for nonretirement account investors.

Registered Broker Dealers

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

NOTE 9 - SUBSEQUENT EVENTS AND CONTINGENCY

As of March 23, 2026, the Company has switched its Transfer Agent from KoreTranser Integral Transfer Agency USA Inc to Great Lakes Solutions, Inc (“Great Lakes”).

On March 31, 2026, Gratus Capital Properties Fund III LLC (the “Company”) made a payment under its previously disclosed Membership Interest Purchase Agreement with Enclave Real IncomePlus Fund, LP, in connection with its investment in DECO Shakopee, LLC, a Minnesota limited liability company (“DECO”). Pursuant to the terms of this agreement, the Company acquired an additional 920 units of membership interest in DECO after making this payment.

The purchase price per unit was $1,138.62, representing the Seller’s original acquisition cost plus approximately $58.70 per unit in accrued and unpaid interest, as defined in the Membership Interest Purchase Agreement, for a total payment of $1,100,613.34 ($1,047,530.40 in total acquisition cost plus accrued interest of $53,082.94). Following this transaction, the Company owns a total of 3,997 DECO units, representing approximately 39.97% of the membership interests (based on units).

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Item 8. Exhibits

Exhibit 2.1*

Amended & Restated Operating Agreement (Incorporated by reference to Exhibit 2.1 to Gratus Capital Properties Fund III LLC Current Report on Form 1-A as filed with the Securities and Exchange Commission on April 29, 2025 (File No. 24R-00562))

Exhibit 2.2*

Formation Documents (Incorporated by reference to Exhibit 2.2 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 20, 2025 (File No. 024-12537))

Exhibit 4.1*

Subscription Booklet (Incorporated by reference to Exhibit 4.1 to Gratus Capital Properties Fund III LLC Current Report on Form 1-U as filed with the Securities and Exchange Commission on April 1, 2026 (File No. 024R-00562))

Exhibit 6.1*

Transfer Agent Agreement (Incorporated by reference to Exhibit 6.1 to Gratus Capital Properties Fund III LLC Current Report on Form 1-U as filed with the Securities and Exchange Commission on April 1, 2026 (File No. 024R-00562))

Exhibit 6.2*

Amended Side Letter Agreement (Incorporated by reference to Exhibit 6.2 to Gratus Capital Properties Fund III LLC Current Report on Form 1-A as filed with the Securities and Exchange Commission on April 29, 2025 (File No. 24R-00562))

Exhibit 8*

Subscription Escrow Agreement (Incorporated by reference to Exhibit 8 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 20, 2025 (File No. 024-12537))

Exhibit 11.1 -	Auditor Consent

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fridley, State of Minnesota, on May 8, 2026.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Principal Executive Officer Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Principal Financial and Accounting Officer Manager of GCPF Management LLC Manager

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